UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April 2026.
Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

SQM FILES TECHNICAL REPORT SUMMARIES

Santiago, Chile, April 15, 2026 – Sociedad Química y Minera de Chile S.A. ( SQM or the “Company”) issued technical report summaries for Salar de Atacama, (the “Technical Report Summaries”). The Technical Report Summaries and the consents of its Qualified Persons are filed as Exhibits 96.1, 23.1, and 23.2 respectively, to this Report on Form 6-K and incorporated herein by reference.

Exhibits

23.1	Consent of Juan Becerra, SQM, regarding Salar de Atacama Technical Report Summary
23.2	Consent of Rodrigo Riquelme, SQM, regarding Salar de Atacama Technical Report Summary
96.1	Technical Report Summary regarding Salar de Atacama, prepared by SQM, dated April 13, 2026

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: April 15, 2026	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO